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November 27, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Response to the Staff’s Comments on
Amendment No.1 to the Registration Statement on Form F-1
Filed on August 21, 2023 (File No. 333-273166)

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 14, 2023 on the Company’s registration statement on Form F-1 filed on August 21, 2023 (the “Amendment No.1”).

Concurrently with the submission of this letter, the Company is filing amendment No.2 to the Registration Statement on Form F-1 (the “Amendment No.2”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2.

Capitalization, page 89

1.

Please disclose in the table the number of shares for each of the Class A and Class B shares outstanding for each column presented. State the source of any incremental number of shares (i.e., newly issued, converted, exchanged, etc.).

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 91 and 92 in accordance with the Staff’s instructions.

2.

Note (1) to the table appears to refer to additional issuance of shares to occur. Please ensure the table clearly reflects all share and monetary amounts associated with these issuances. Additionally, ensure the table reflects the effects of all share issuances, warrant issuances and exercises, and equity investments, occurring subsequent to March 31, 2023 disclosed in the filing (e.g., page 211, F-70, II-1 to 3) so investors may fully understand your equity structure existing as of the date of the offering. If useful, consider adding another column to reflect the activity subsequent to March 31, 2023.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 91 and 92 in accordance with the Staff’s instructions.

3.

It appears footnote (2) to the table is the first instance discussed regarding the automatic conversion of all of the redeemable principal interests. Please provide more details about this conversion, including terms of the conversion and any consideration and/or rights given to the redeemable principal interest holders in the conversion.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 91 and 92 in accordance with the Staff’s instructions.

Dilution, page 91

4.	Please disclose how the 53,740,600 pro forma as adjusted number of ordinary shares shown on page 92 is determined.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on pages 93 and 94 in accordance with the Staff’s instructions.

General

5.

We note the changes you made to your disclosure including on the cover page and in the summary and risk factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosures and removal of references to the PRC government’s control, influence and interference, as well as uncertainties with respect to the PRC legal system, convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 globally in accordance with the Staff’s instructions.

6.

We note your disclosure that you “have been in the process of filing with the CSRC in connection with this offering and our listing on the Nasdaq Global Market.” Please revise to disclose the current status of your filing and review with the CSRC.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.2 on cover page, pages 6, 38 and 60 in accordance with the Staff’s instructions. In addition, the Company respectfully submits that it will duly notify the Staff once it receives the notification of approval from the CSRC.

If you have any questions regarding the Amendment No.2, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:    Yang Ge

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